EXHIBIT 4

Change of Auditors Package

Notice of Change of Auditors

Former Auditor Letter – PricewaterhouseCoopers LLP

Successor Auditor Letter – James Stafford, Inc. Chartered Accountants

PACIFIC NORTH WEST CAPITAL CORP.

(the “Company”)

NOTICE OF CHANGE OF AUDITOR

1.	Notice is hereby given that PricewaterhouseCoopers LLP, Chartered Accountants, have resigned as auditors of the Company effective January 25, 2008.
2.	James Stafford Inc., Chartered Accountants, will be appointed as auditors for the Company effective January 25, 2008.
3.

There were no reservations in the auditor’s reports on the Company’s financial statements for the Company’s two most recently completed fiscal years, or any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of this notice.

4.	The resignation and the recommendation to appoint the successor auditors was considered or approved by the board of directors.
5.	In the opinion of the Company, there were no reportable events.

Dated at Vancouver, British Columbia this 25th day of January, 2008.

PACIFIC NORTH WEST CAPITAL CORP.

____________________________

HARRY BARR

President, CEO & Director

January 25, 2008

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada  V6C 3S7

Telephone + 1 604 806 7000

Facsimile + 1 604 806 7806

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, British Columbia

V6M 2A3

Attention:

Mr. Harry Barr, President and CEO

Dear Sirs:

We hereby submit our resignation as auditor of Pacific Northwest Capital Corp. (the “Company”) effective today.  No reportable event, as defined in National Instrument No. 51-102 of the Continuous Disclosure Obligations, has arisen from our engagement as auditor of the Company.

Yours very truly,

JAMES STAFFORD

James Stafford, Inc.*

Chartered Accountants

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754

* Incorporated professional, James Stafford, Inc.

PRIVATE AND CONFIDENTIAL

British Columbia Securities Commission

P.O. Box 10142 Pacific Centre

701 West Georgia Street

Vancouver, B.C.  V7Y 1L2

25 January 2008

Dear Sirs/Mesdames:

We have read the statements made by Pacific North West Capital Corp. in the attached copy of Notice of Change of Auditor dated 25 January 2008, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Notice of Change of Auditor dated 25 January 2008.

Yours truly,

“Bradley Stafford”

James Stafford Chartered Accountants

Vancouver, 25 January 2008